

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

**DIVISION OF
CORPORATION FINANCE**

September 6, 2023

Vascular Biogenics Ltd.
8 HaSatat St.
Modi'in
Israel 7178106

> **Re:** **Vascular Biogenics Ltd.**
> **Form S-4**
> **Exhibit Nos. 10.9 and 10.11**
> **Filed July 26, 2023**
> **File No. 333-271826**

Dear Mr. Backenroth:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance